UNITED STATES
SECURITIES AND EXCHANedgGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 5)*
Tyra Biosciences, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)

90240B106

(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2024

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,939

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 52,603,228 shares of the Issuer’s Common Stock outstanding, which is (i) 50,602,991 shares of the Issuer’s Common Stock outstanding as of November 4, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 7, 2024, plus (ii) 2,000,237 shares of Common Stock that may be acquired by the Reporting Persons within the next 60 days pursuant to warrants held by a fund managed by BCM, which warrants are subject to the Conversion Limit.

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,071,854

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,071,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,071,854

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 52,603,228 shares of the Issuer’s Common Stock outstanding, which is (i) 50,602,991 shares of the Issuer’s Common Stock outstanding as of November 4, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 7, 2024, plus (ii) 2,000,237 shares of Common Stock that may be acquired by the Reporting Persons within the next 60 days pursuant to warrants held by a fund managed by BCM, which warrants are subject to the Conversion Limit.

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
Boxer Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,027,915

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,027,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,027,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

* Based on 52,603,228 shares of the Issuer’s Common Stock outstanding, which is (i) 50,602,991 shares of the Issuer’s Common Stock outstanding as of November 4, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 7, 2024, plus (ii) 2,000,237 shares of Common Stock that may be acquired by the Reporting Persons within the next 60 days pursuant to warrants held by a fund managed by BCM, which warrants are subject to the Conversion Limit.

This amendment (this “Amendment No. 5”) further amends and supplements the statement on Schedule 13D filed on September 24, 2021 (the “Original Filing”) by MVA Investors, LLC (“MVA Investors”), Aaron I. Davis and certain other persons with respect to the Common Stock, par value $0.0001 (the “Common Stock”) of Tyra Biosciences, Inc. (the “Issuer”), as previously amended on June 16, 2022 (“Amendment No. 1”), February 8, 2024 (“Amendment No. 2”), October 15, 2024 (“Amendment No. 3”), and October 22, 2024 (“Amendment No. 4”). In Amendment No. 3, Boxer Capital Management, LLC (“BCM”) adopted the Original Filing, as previously and then amended, as its statement on Schedule 13D with respect to the Common Stock. Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing, as previously amended. The Original Filing, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Filing, as previously amended, such incorporation by reference is also amended hereby.  For purposes of this Amendment No. 5, the “Reporting Persons” is defined collectively as BCM, MVA Investors and Mr. Davis.

Item 2.	Identity and Background.

Item 2 is hereby amended to note that Siddarth Subramony resigned from the board of directors of Tyra Biosciences, Inc. on October 24, 2024.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On November 8, 2024, Boxer Capital sold, for cash, 1,220,681 shares of Common Stock in a private sale transaction to an institutional buyer at a price per share of $16.25 pursuant to an agreement on customary terms (the “Stock Purchase Agreement”).

On November 15, 2024, Boxer Capital sold, for cash, 1,200,000 shares of Common Stock in a private sale transaction to an institutional buyer at a price per share of $16.00 pursuant to an agreement on customary terms (together with the Stock Purchase Agreement, the “Purchase Agreements”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a) (b) For information regarding beneficial ownership, see the information presented on the cover pages.

Item 5(c) is hereby amended by the addition of the following:

(c) Except as set forth in Item 4 and in Schedule B with respect to BCM and MVA Investors, no transactions in the Issuer’s Common Stock were effected by the Reporting Persons since Amendment No. 4.

Item 5(e) is hereby amended by the addition of the following:

On October 24, 2024, Siddarth Subramony resigned from the board of directors of Tyra Biosciences, Inc. and ceased to be a member of a group that beneficially owns more than 5% of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 regarding the Purchase Agreements is incorporated herein and is qualified by reference to the text thereof.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
Exhibit 6	Joint Filing Agreement, dated November 19, 2024 by and among Mr. Davis, MVA Investors and BCM.
Exhibit 7	Stock Purchase Agreement, dated November 8, 2024, among Boxer Capital, LLC and RA Capital Healthcare Fund, LP.
Exhibit 8	Stock Purchase Agreement, dated November 15, 2024, among Boxer Capital, LLC and certain entities associated with Kyman Capital Management, LP.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 19, 2024.
AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually
MVA INVESTORS, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

BOXER CAPITAL MANAGEMENT, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Managing Member

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
 In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to Common Stock, $0.0001 par value per share, of Tyra Biosciences, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated: November 19, 2024.
AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually
MVA INVESTORS, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

BOXER CAPITAL MANAGEMENT, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Managing Member

SCHEDULE B

Table I: Boxer Capital Management, LLC
Date	Shares	Price per Share		Transaction Type
10/28/2024	175,000	$20.55	*	Open Market Sale
10/29/2024	125,000	$17.52	*	Open Market Sale
10/30/2024	25,000	$15.78	*	Open Market Sale
10/31/2024	200,000	$16.55	*	Open Market Sale
11/01/2024	65,000	$16.43	*	Open Market Sale
11/04/2024	20,000	$16.39	*	Open Market Sale
11/05/2024	35,000	$16.66	*	Open Market Sale
11/06/2024	60,000	$17.12	*	Open Market Sale
10/28/2024	175,008	$0.001		Cashless Exercise (net 175,000 shares)
10/29/2024	125,007	$0.001		Cashless Exercise (net 125,000 shares)
10/30/2024	25,002	$0.001		Cashless Exercise (net 25,000 shares)
10/31/2024	200,013	$0.001		Cashless Exercise (net 200,000 shares)
11/01/2024	65,004	$0.001		Cashless Exercise (net 65,000 shares)
11/04/2024	20,002	$0.001		Cashless Exercise (net 20,000 shares)
11/05/2024	35,003	$0.001		Cashless Exercise (net 35,000 shares)
11/06/2024	60,004	$0.001		Cashless Exercise (net 60,000 shares)

* The price reported is a weighted average price. These shares were sold in multiple transactions.

Table II: MVA Investors, LLC
Date	Shares	Price per Share		Transaction Type
10/28/2024	20,000	$20.63	*	Open Market Sale
10/29/2024	10,000	$17.38	*	Open Market Sale
10/30/2024	2,000	$15.69	*	Open Market Sale
10/31/2024	10,000	$16.31	*	Open Market Sale

* The price reported is a weighted average price. These shares were sold in multiple transactions.